SECURITIES AND EXCHANGE COMMISSION

                                                                                              Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Date March 10, 2009_________________________________

BIOTECH HOLDINGS LTD.

(Exact name of Registrant as specified in its charter)

PO Box 48134, RPO Queensborough, New Westminster, British Columbia, Canada, V3M 0A7

(Address of principal executive offices)

Commission file number 0-29108 _

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F Yes Form 40-F No

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

No

Biotech Holdings Ltd.

Filed in this Form 6-K

Documents index

News Release dated March 10, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOTECH HOLDINGS LTD.

By: /s/ Lorne Brown

Name: Lorne Brown C.F.O. and Interim C.E.O.

Date: March 10, 2009

BIOTECH HOLDINGS - RESIGNATION OF DIRECTOR

Vancouver, B.C., March 10, 2009 - Biotech Holdings Ltd. ("Biotech" or the "Company", OTC BB: BIOHF; Frankfurt: 925970.F) announces that Mr. Art Cowie has tendered his resignation as Director of the Corporation due to his other business commitments.

Mr. Cowie has been a member of the Board since 2006. The Board of Directors would like to thank Mr. Cowie for his time and service.

Biotech Holdings Ltd. is based in Richmond, British Columbia.  Biotech Holdings shares trade on the Over the Counter Bulletin Board in the United States (OTC BB: BIOHF).

For inquiries, contact Gale Belding at Biotech Holdings Ltd., 1 888 216 1111 (toll-free), 8 a.m. to 5 p.m. Pacific time, or by e-mail at biotech@direct.ca.  For background information, please visit Biotech`s website at www.biotechltd.com.

This release has been approved by the Board of Directors of Biotech Holdings.

Any statements made in this release that are not based on historical fact are forward-looking statements. Any forward-looking statements made in this release represent management`s best judgement as to what may occur in the future. However, actual outcome and results are not guaranteed and are subject to certain risks, uncertainties and assumptions and may differ materially from what is expressed.